Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 13, 2007

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

PRESS RELEASE
Paris, February 12, 2007

DATE OF RELEASE OF 2006 RESULTS

AND CONFERENCE CALL

Technip will publish its Full Year 2006 results on Thursday, February 22, 2007 at 7:30 a.m. CET (1:30 a.m. EST). The press release and associated slide presentation will be accessible from the Group’s website (www.technip.com) approximately 30 minutes later.

Mr. Daniel Valot, Chairman and CEO of Technip, will comment on the Group’s performance and answer questions during a telephone conference call in English on the same day at 3:00 p.m. CET (9:00 a.m. EST).

In order to listen to and ask questions during the conference call, participants should call any of the following telephone numbers approximately 5-10 minutes prior to the scheduled starting time:

France / Continental Europe	+33 (0)1 70 99 42 86
UK	+44 (0)207 365 1851
USA	+1 718 354 1152

Participants will be asked to provide the title of the conference call (“Technip”) and the name of its host (“Mr. Valot”).

The conference call will also be accessible via a simultaneous, listen-only audio-cast on the Group’s website.

A replay of the conference call will be available beginning approximately two hours following the end of the call. It will be accessible for a period of one week via both the Group’s website and by connecting to any of the following telephone numbers:

	Telephone Numbers	Confirmation Code
France / Continental Europe	+33 (0)1 71 23 02 48
UK	+44 (0)207 806 1970	2450685#
USA	+1 718 354 1112

With a workforce of 22,000 people, Technip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York and Paris. The Group’s main operations and engineering centers and business units are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the USA, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. In support of its activities, the Group manufactures flexible pipes and umbilicals, and builds offshore platforms in its manufacturing plants and fabrication yards in France, Brazil, the UK, the USA, Finland and Angola, and has a fleet of specialized vessels for pipeline installation and subsea construction.

Investor and Analyst Relations

G. Christopher Welton	Tel. +33 (0) 1 47 78 66 74
E-mail: cwelton@technip.com

Xavier d’Ouince	Tel. +33 (0) 1 47 78 25 75
E-mail: xdouince@technip.com
Public Relations

Laurence Bricq	Tel. +33 (0) 1 47 78 26 37
E-mail: lbricq@technip.com

Group website	www.technip.com

Technip’s shares trade on the following exchanges:

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: February 13, 2007
	By:	/s/ Olivier Dubois Olivier Dubois President, Finance and Control Chief Finance Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.